Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Alpha Healthcare Acquisition Corp. (the “Company”) on Form S-1of our report dated August 4, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Alpha Healthcare Acquisition Corp. as of July 20, 2020 and for the period from July 1, 2020 (inception) through July 20, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 4, 2020